Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

DrySee, Inc.
1819 Saint James Place, Suite 300
Houston, TX 77056
https://www.drysee.com/

Up to $999,998.40 in Class A Common Stock at $0.96
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: DrySee, Inc.
Address: 1819 Saint James Place, Suite 300, Houston, TX 77056
State of Incorporation: DE
Date Incorporated: July 02, 2019

Terms:

Equity

Offering Minimum: $9,999.36 | 10,416 shares of Class A Common Stock
Offering Maximum: $999,998.40 | 1,041,665 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.96
Minimum Investment Amount (per investor): $249.60

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time Based Perks

Friends and Family Early Birds

Invest within the first 48 hours, and receive 15% bonus shares.

Super Early Bird Bonus

Invest in the first week, and receive 10% bonus shares.

Early Bird Bonus

Invest in the first month, and receive 5% bonus shares.

Amount Based Perks

$500+ | Silver

Invest $500+ and receive access to a private Facebook Group

$1,000+ | Gold

Invest $1,000+ and receive access to a private Facebook Group + 5% Bonus Shares.

$2,500+ | Platinum

Invest $2,500+ and receive access to a private Facebook Group + 10% Bonus Shares.

$5,000+ | Premier All Star

Invest $5,000+ and receive access to a private Facebook Group + 15% Bonus Shares.

$10,000+ | GlobalPremier All Star

Invest $10,000+ and receive access to a private Facebook Group + 18% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

DrySee, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.96/ share, you will receive and own 110 shares of Class A Common Stock for $96.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

DrySee® is the first waterproof bandage with patented liquid indication technology. It is scientifically designed to keep water out while being breathable and comfortable. If any moisture does get into the perimeter, the indicator will absorb the liquid and turn blue before the liquid reaches the wound site. The center pad will also turn blue when saturated with liquid or wound exudate. The patient can actually see if the wound is dry and protected and know when to change their bandage. Patient confidence in their wound protection can reduce nurse call-backs and return office visits for a wound check.

With DrySee®, doctors may allow patients to bathe sooner after surgery without fear of open wound or post-surgical contamination, which may lower the chances of a surgical site infection.

DrySee is sold direct to consumers on drysee.com and Amazon. DrySee is also sold through distributors to surgery centers and medical facilities.

DrySee was initially formed as Drysee, LLC, a Texas limited liability company on January 18, 2018 and converted to DrySee, Inc., a Delaware corporation, on July 2, 2019.

DrySee owns all of it's intellectual property. DrySee's first Patent issued in the US, EU and AU in March, 2019. DrySee's second and third Patents issued March 2020 and June 2021 respectively in the US. DrySee currently has patent filings in numerous countries including Germany, France, The United Kingdom, Canada and Japan. DrySee also owns two trademarks.

Competitors and Industry

DrySee is targeting the $2.5 billion advanced dressings market*. Top competitors include: 3M, CardinalHealth, ConvaTec, Acelity, Molnlycke, Johnson & Johnson and others. We are unaware of any other company that has a patented waterproof bandage with a liquid indicator. DrySee is the first to successfully bring this technology to market. Although we consider our largest competitors 3M Tegaderm and Cardinal branded waterproof dressings, neither posess a liquid indicator in their dressings. They could however, become a partner to include our liquid indicating technologies into their select products.

Assumptions based on Advanced Dressings growth.

*Source: https://www.fortunebusinessinsights.com/industryreports/

advanced-wound-dressings-market-100384

Current Stage and Roadmap

DrySee has been selling on drysee.com and on Amazon since April 2021. We currently sell two sizes in a consumer package as well as all 3 sizes in professional boxes of 25. DrySee is adding distributors to our US sales efforts, both regional and government to focus on selling into facilities. We are also engaging resources to help facilitate entry to the retail market.

DrySee product offerings will be enhanced with the addition of a high absorbancy foam product and an anti-microbial product, which are currently in development. The high absorbancy foam dressing will allow DrySee to engage in the chronic wound space which is expected to hit $12.36 billion US this year*. Chronic wounds, such as diabetic ulcers, are increasing as the rate of chronic disease diagnoses increases.

*https://www.fortunebusinessinsights.com/industry-reports/chronic-wound-care-market-100222

The Team

Officers and Directors

Name: Walter G. Mayfield

Walter G. Mayfield's current primary role is with Goldston Oil Corporation. Walter G. Mayfield currently services 10 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: February 01, 2018 - Present
  Responsibilities: He manages the Board, all Board governance and overall direction of the Company. Currently he does not take a salary.

Other business experience in the past three years:

- **Employer:** GUI Global Products
  Title: Chairman of the Board
  Dates of Service: January 03, 2011 - Present
  Responsibilities: Oversee the board. Walter Mayfield spends 10 hours per week in his role at GUI.

Other business experience in the past three years:

- **Employer:** Goldston Oil Corporation
  Title: President
  Dates of Service: December 01, 1985 - Present

Responsibilities: Set policy and strategic direction for the company. Walter Mayfield spends 30 hours per week in his role at Goldston Oil Corporation.

Name: Georgia Ann Herpin Baker

Georgia Ann Herpin Baker's current primary role is with Mary Iris Goldston Corporation. Georgia Ann Herpin Baker currently services on an as needed basis hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Assisting the Chairman in governance, and achieving all business goals for DrySee. Currently she does not take a salary.

Other business experience in the past three years:

- **Employer:** Mary Iris Goldston Corporation
  Title: Board Director
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Assisting the Chairman in governance, and achieving all business goals for Goldston.

Name: Lydia Mayfield Abbott

Lydia Mayfield Abbott's current primary role is with Goldston Oil Company. Lydia Mayfield Abbott currently services on an as needed basis hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Assisting the Chairman in governance, and achieving all business goals for DrySee. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Goldston Oil Company
  Title: Board Director and Assistant Human Resources Manager
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Assisting the Chairman in governance, and achieving all business goals for DrySee.

Name: Brad Greer

Brad Greer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, and CEO
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Day to day leadership and execution of all Company goals, directives, and business objectives. Currently takes a salary of $100,000 per year.

- **Position:** CEO
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Day to day leadership and execution of all Company goals, directives, and business objectives.

Other business experience in the past three years:

- **Employer:** GUI Global Products, LTD
  Title: General Counsel
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Manages legal teams, which includes litigation management.

Name: Jack H. Mayfield, III

Jack H. Mayfield, III's current primary role is with Goldston Oil Company. Jack H. Mayfield, III currently services on an as needed basis hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Assisting the Chairman in governance, and achieving all business goals for DrySee. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Goldston Oil Company
  Title: Board Director
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Assisting the Chairman in governance, and achieving all business goals for Goldston.

Name: Margaretta Snell

Margaretta Snell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: August 31, 2018 - Present
  Responsibilities: Snell leads all marketing activities for DrySee. DrySee is an investor backed, cutting edge, wound care company where I am focused on building the DrySee corporate brand by implementing marketing and sales strategies as well as defining our presence in the healthcare device market space.

Other business experience in the past three years:

- **Employer:** J.Hilburn
  Title: Style Advisor
  Dates of Service: May 10, 2011 - Present
  Responsibilities: Independent sales rep and stylist for custom men's clothing

Name: Marc Etchells

Marc Etchells's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: November 15, 2017 - Present
  Responsibilities: Marc leads and oversees all manufacturing and technology initiatives for DrySee. Innovative Professional Medical and Consumer bandages with patented color-change technology to indicate wetness. The objective is improved wound protection and patient health.

Other business experience in the past three years:

- **Employer:** ETC Biomed
  Title: Founder
  Dates of Service: February 10, 2013 - Present
  Responsibilities: Marc's entity is a wound care technology company. Product Development & Business Development for Medical Devices and Medical Materials. Specializing in Nonwovens, Foams, Antimicrobials and "Active Delivery"

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company, also referred to as "we", "us", "our", or "Company", involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the wound care industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of product, a wound care product. However, our technology can be used in many competitive products, which do not contain our patented liquid indication technology. Our technology is ,therefore, a platform for many wound care products in the marketplace. We are reliant for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage with our phase 2 liquid indicating foam product, and have only manufactured a prototype for our DrySee foam product. Delays or cost overruns in the development of our DrySee foam product, and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors

might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
DrySee, Inc. was formed on July, 2 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. DrySee has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that DrySee is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 3 patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
GUI Global Products, LTD ((i) Walter G. Mayfield 2006 Trust: 32.65% (ii) Iris Goldston, Ltd.: 32.67% and (iii) Mayfield I, Ltd.: 32.67%)	8,675,000	Class A Common Stock	83.8%

The Company's Securities

The Company has authorized Class B Common Stock., Class C Common Stock, SAFEs through 08-31-2022 not owned by GUI Global Products, LTD, Class A Common Stock, and SAFEs through 08-31-2022 owned by GUI Global Products, LTD. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,041,665 of Class A Common Stock.

Class B Common Stock.

The amount of security authorized is 1,750,000 with a total of 1,584,000 outstanding.

Voting Rights

Entitled to one (1) vote per share.

Material Rights

Liquidation Rights.

Class B Common Stock shall, on a collective basis, be entitled to receive eighteen point two five nine four percent (18.2594%) of the payments received by the Founding Shareholder in connection with the Class A Liquidation Right (the "Class B Liquidation Right").

The Founding Shareholder is GUI Global Products, Ltd. and currently owns 100% of the company's Class A Common Shares.

Class C Common Stock

The amount of security authorized is 2,051,800 with a total of 92,036 outstanding.

Voting Rights

Entitled to one (1) vote per share.

Material Rights

The amount outstanding includes 92,036 shares to be issued pursuant to stock options outstanding.

Liquidation Rights.

Following the payment in full of the Class B Liquidation Right to the holders of the Class B Common Stock, all holders of Common Stock (including, without limitation, Class A Common Stock, Class B Common Stock and Class C Common Stock) shall share in all further liquidating distributions from the Corporation in accordance with their share ownership percentages.

SAFEs through 08-31-2022 not owned by GUI Global Products, LTD

The security will convert into Preferred stock and the terms of the SAFEs through 08-31-2022 not owned by GUI Global Products, LTD are outlined below:

Amount outstanding: $684,000.00
Maturity Date: December 31, 2025
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $8,500,000.00
Conversion Trigger: An Equity Financing, Liquidity Event or Dissolution Event (all defined below)

Material Rights

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the termination of this SAFE, the Investor will automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Purchase Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation.

Liquidity Event means a Change of Control or an Initial Public Offering.

Dissolution Event means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Change of Control means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company

Initial Public Offering means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 8,675,000 outstanding.

Voting Rights

1 vote per 1 share. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation Rights.

The holders of Class A Common Stock shall, on a collective basis, be entitled to receive the first ten million and no/100 dollars ($10,000,000.00) paid or otherwise distributed by the Corporation (the "Class A Liquidation Right"), as further detailed in the Bylaws.

SAFEs through 08-31-2022 owned by GUI Global Products, LTD

The security will convert into Preferred stock and the terms of the SAFEs through 08-31-2022 owned by GUI Global Products, LTD are outlined below:

Amount outstanding: $2,162,778.39
Maturity Date: December 31, 2025
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $8,500,000.00
Conversion Trigger: An Equity Financing, Liquidity Event or Dissolution Event (all defined below)

Material Rights

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the termination of this SAFE, the Investor will automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Purchase Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation.

Liquidity Event means a Change of Control or an Initial Public Offering.

Dissolution Event means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Change of Control means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company

Initial Public Offering means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $2,846,778.39
  Use of proceeds: Overall operations, manufacturing and sales and marketing activities.
  Date: July 01, 2019
  Offering exemption relied upon: Rule 501 of Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021.

Revenue

Revenue for fiscal year 2020 was $463, and up considerably to $80,654 compared to fiscal year 2021. DrySee began selling on Amazon in April 2021. Therefore, DrySee had month-over-month revenue increased from April 2021 to December 2021.

Cost of sales

Cost of sales in 2020 was $6,573, with an increase to approximately $95,831, in fiscal year 2021. The increase was largely due to an increase in higher-margin direct-to-consumer sales, and increases in manufacturing investments and marketing and advertising expenses.

Gross margins

In 2020 and 2021 gross profits were not yet realized by the company.

Expenses

The Company’s expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses for product manufacturing. Also, expenses include research and development of our phase two foam products. Total operating expenses in 2021 decreased to $630,671 from $845,356 in 2020. This is primarily due to greater efficiency and scale of manufacturing operations.

Historical results and cash flows:

Revenue is up considerably to $119,947 as of June 30, 2020. We believe that revenue and sales will continue to increase at the trends we see in 2022.

DrySee's patented liquid indication technology could potentially be used in a multitude of wound care products if acquired by any global wound care market leader.

Also, DrySee has engaged several independent sales representatives to begin selling into Veterans Affairs and Department of Defense healthcare facilities. DrySee is on contract with the US Government via the US Government's DAPA and ECAT contracts.

Also, these sales representatives will sell into non-government healthcare facilities. This is providing DrySee with B to B sales and revenue channels.

DrySee is now manufacturing samples of our phase 2 liquid indicating foam products. This will give DrySee product sales opportunities with chronic patients, and allow us to be potentially eligible for higher reimbursement opportunities with our phase 2 liquid indicating foam products when compared to our phase 1 product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2022, the company has $4,585.62 cash on hand and $46.648.90 in inventory. We continue to self fund the company through friend and family monthly investments, which to date has built company revenue since revenue commenced in April 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As of July 2022, the company has $1,068.78 cash on hand. We continue to self fund the company through friend and family monthly investments, which to date has built company revenue since revenue commenced in April 2021.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are/are not necessary to the viability of the company - if we raise the full $1.07m, this will comprise 52% of total company funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

A $10,000 raise will operate the company for less than 1 month. This is based on a burn rate of $43,000 per month. However, in the event of a minimum raise of $10,000, the company anticipates continued funding from friends and family.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum $1.07m, the company will be able to operate for 6 months. This is based on an expected burn rate of $172,000 per month with the additional funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have required capital contributions of $43,000 per month from friends and family. And, we anticipate an additional investment raise with StartEngine. We also plan to initiate a series A venture capital raise once our Reg CF raise has been completed.

Indebtedness

- **Creditor:** SAFE Holders
  Amount Owed: $2,846,778.39
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025
  Amount owed calculated as of 08-31-2022. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, the Investor will automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Purchase Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation. Liquidity Event means a Change of Control or an Initial Public Offering. Dissolution Event means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary. Change of Control means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company Initial Public Offering means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,936,994.56

Valuation Details:

The DrySee pre-money valuation is based on a comparison of DrySee to other more established companies in the marketplace. We have measured the approximate revenue and market value of more mature companies as a gauge of DrySee's potential.

We are confident in deal interest with DrySee on the StartEngine platform. Our founders have leverage and have consistently driven up the valuation of DrySee since our founding. Plus, we have U.S. and globally issued patents, which protect our intellectual property. Additionally, some of global wound care competitors have attempted to create our patented technology for years in the past-without success.

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

DrySee® liquid indicating, waterproof, thin film dressing targets the $2.5 billion advanced dressings market.

The U.S. advanced wound care market is expected to grow at a compound annual growth rate of 4.2% from 2019 to 2026 to reach USD 3.42 billion by 2026.

DrySee pipeline products will also target the $2.5 billion advanced dressings market with antimicrobial and foam dressings.

The market drivers include, the increasing prevalence of chronic and acute wounds, the growing advancements in treatment options, and the rising number of surgeries in the US.

Currently, there is a US annual average of 51.4 million in-patient surgeries, and 23 million out-patient surgeries.

Comparable Competitor Companies

Advanced wound care products provide protection from external contaminants, are typically waterproof, are compatible with topicals, and are usable on infected wounds.

Shower covering wound care products provide protection for other conditions where bandages, dressings or casts cannot be removed for bathing.

Major advanced wound care companies include, Smith & Nephew, ConvaTec, Ethicon,

Inc. (a subsidiary of Johnson & Johnson), and Molnlycke Health Care AB. Most of these companies are publicly traded, and information may be found at the repsective websites.

The market leaders in the shower covering space include AquaGuard and Shower Shield. In July of last year TIDI Products, LLC ("TIDI") closed the sale of its AquaGuard product line to TIDI, for US$30 million. We are reasonably confident Amazon sales for DrySee are close revenue amounts for sales of AquaGuard Amazon sales using widley avaialble data sources. This is while DrySee began selling on Amazon in April 2021.

The Value of the Company's Assets

DrySee owns all of it's intellectual property. DrySee's first Patent issued in the US, EU and AU in March, 2019. DrySee's second patent and third patent issued March 2020 and June 2021 respectively in the US. DrySee's patents currently have filings in numerous countries including Germany, France, The United Kingdom, Canada and Japan. DrySee also owns two trademarks.

DrySee owns its current inventory, and is presently manufacutring another scale order this summer.

Management's Prior Achievements & Success

We have winning founders and a seasoned start-up savvy team with successful experience in the marketplace. Our team has a healthy respect for reality, and we are relentlessly resourceful.

For example, our CEO helped grow LifeLock from $200,000 in revenue year 1 to over $135,000,000 in revenue in year 4. We have assembled an experienced team team with proven performance which will appeal to our investors.

DrySee's inventor, founder, and Chairman has been granted over 20 patents, and is the inventor of many innovative patent-pending products. DrySee's CTO has over 30 years in product development of medically oriented materials and devices. Our CTO is also an infection-control and antimicrobial specialist. DrySee's CMO is a marketing, demand generation, digital content marketing, and cross branding leader with more than 20 years with technology companies.

Business Partnerships & Relationships

DrySee has been featured in over 100 news stories in most major media markets in the US. DrySee has a goverment sales partnership with Red One Medical, and has a number of agreements with independent sales distributors across the US. Also, DrySee has experienced consistent sales growth month over month via its website, and Amzaon.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock. In making this calculation, we have assumed:

(i) all outstanding options and warrants are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,846,778.36 in SAFE Notes outstanding (amount owed calculated as of 8/31/2022). Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fee*
  94.5%
  Funds to be taken from initial disbursement.

If we raise the over allotment amount of $999,998.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  35.0%
  Marketing proceeds will be used for e-commerce functions, digital advertising, SEO, Amazon advertising and public relations earned media programs. Proceeds will also be used for business to business distributor, pay for performance revenue shares and commissions, earned from sales of the DrySee products. Some funds may also be used to market the Reg CF campaign.

- *Research & Development*
  10.0%
  We are beginning the work of manufacturing and introducing samples for our Phase 2 foam antimicrobial wound care dressing with our patented liquid indication technology. The R&D work has commenced on this project.

- *Company Employment*
  10.0%
  We are actively recruiting CFO talent, and a Vice President of Sales team member.

- *Operations*
  10.0%
  These proceeds will allocated mostly into our manufacturing operations. Currently, DrySee can manufacture up to 1,000,000 of our current product units at scale.

- *Working Capital*
  18.0%
  These proceeds will allocated mostly into our manufacturing operations. Currently, DrySee can manufacture over 1,000,000 of our current product units at scale.

- *Inventory*
  11.5%
  These proceeds will allocated mostly into our manufacturing operations. Currently, DrySee can manufacture over 1,000,000 of our current product units at scale.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.drysee.com/ (N/A).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/drysee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DrySee, Inc.

[See attached]

DrySee, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DrySee, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 18, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	745	23,129
Inventory	95,579	125,609
Total Current Assets	96,324	148,738
Non-current Assets		
Tooling Equipment, net of Accumulated Depreciation	155,375	41,913
Intangible Assets: Patents, net of Accumulated Depreciation	466,288	438,387
Total Non-Current Assets	621,663	480,300
TOTAL ASSETS	717,987	629,038
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	41,886	30,393
Sales Tax Payable	34	8
Total Current Liabilities	41,921	30,402
Long-term Liabilities		
Future Equity Obligations	2,577,828	1,849,968
Total Long-Term Liabilities	2,577,828	1,849,968
TOTAL LIABILITIES	2,619,749	1,880,370
EQUITY		
Common Stock	1,893	868
Accumulated Deficit	(1,903,656)	(1,252,200)
Total Equity	(1,901,762)	(1,251,332)
TOTAL LIABILITIES AND EQUITY	717,987	629,038

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	80,654	463
Cost of Revenue	95,831	6,573
Gross Profit	(15,177)	(6,110)
Operating Expenses		
Advertising and Marketing	161,919	28,633
General and Administrative	290,237	691,179
Depreciation	23,264	4,657
Amortization	158,084	120,888
Total Operating Expenses	633,504	845,357
Operating Income (loss)	(648,681)	(851,467)
Provision for Income Tax	-	-
Net Income (loss)	(648,681)	(851,467)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(648,681)	(851,467)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	23,264	4,657
Amortization	158,085	120,888
Accounts Payable	11,494	22,213
Inventory	30,030	(125,609)
Sales Tax Payable	26	8
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	222,898	22,157
Net Cash provided by (used in) Operating Activities	(425,783)	(829,310)
INVESTING ACTIVITIES		
Tooling Equipment	(139,500)	(46,570)
Patents	(185,986)	(280,963)
Net Cash provided by (used by) Investing Activities	(325,486)	(327,533)
FINANCING ACTIVITIES		
Common Stock	1,025	-
Future Equity Obligations	727,860	1,179,790
Net Cash provided by (used in) Financing Activities	728,886	1,179,790
Cash at the beginning of period	23,129	181
Net Cash increase (decrease) for period	(22,383)	22,947
Cash at end of period	745	23,129

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock			
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	8,675,000	868	1,584,000	-	(400,734)	(399,866)
Issuance of Common Stock	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(851,467)	(851,467)
Ending Balance 12/31/2020	8,675,000	868	1,584,000	-	(1,252,200)	(1,251,332)
Issuance of Common Stock	-	-	-	1,025	-	1,025
Prior Period Adjustment	-	-	-	-	(2,773)	(2,773)
Net Income (Loss)	-	-	-	-	(648,681)	(648,681)
Ending Balance 12/31/2021	8,675,000	868	1,584,000	1,025	(1,903,656)	(1,901,762)

DrySee, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DrySee, Inc. (the "Company") was incorporated in the State of Delaware on July 3rd, 2019. The Company was originally formed as DrySee, LLC on October 1st, 2017. The Company specializes in being the first waterproof, breathable, bandage that will provide indication if moisture has breached the bandage and requires attention.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Tooling Equipment	10	199,941	44,566	-	155,375
Total	-	199,941	44,566	-	155,375

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market.

Inventory consisted of the following at December 31, 2021, and 2020:

Inventory at costs:	**2021**	**2020**
Finished Goods	84,701	125,609
Raw Materials	10,878	-
Totals	95,579	125,609

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Equity based compensation

The Company's Board of Directors approved in 2019 an equity plan, which permits the grant of common stock options and shares to its employees, advisors, and subcontractors for up to 1,000,000 shares of common stock. As of December 31, 2021, and 2020, no options or shares have been issued under the Plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M – 8.5M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$2,577,828
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of common shares with a par value of $0.0001 per share. 8,675,000 Class A common shares were issued and outstanding as of 2020 and 2021. 1,584,000 shares of Class B common shares were issued and outstanding as of 2020 and 2021. The Class B common stock is restricted stock that is subject to Company buyback until the shares are fully vested. The shares began vesting in March 2022 and will be fully vested by August 2023 (and not subject to buy back).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 18, 2022, the date these financial statements were available to be issued.

The Company issued an additional $133,890 in SAFE obligations in exchange for cash and approximately $4,500 in exchange for services rendered. The terms of the SAFE obligations are consistent with those disclosed in Note 5.

The Company is offering up to $1,070,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 and up to $1,070,000 maximum in this offering. The intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

DrySee

Visibly Better Protection


DrySee
Visibly
Better
Protection

Website · Houston, TX · HEALTH TECH

$0.00 raised

0 Investors	**$9.94M** Valuation
$0.96 Price per Share	**$249.60** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.
- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

OVERVIEW

Welcome to healing with confidence

At DrySee, we develop technology that we feel changes the way people care for their wound healing - helping users find comfort in the visibly better protection by their bandage, and allowing patients to bathe and shower post surgery.


A visibly
better
bandage.
DrySee
MISSION
To provide bandage solutions that allow patients to heal with confidence.

With our liquid intrusion technology, users are alerted when liquid has entered their bandage or wound exudate has compromised their bandage. Prior to this innovation, individuals had to rely on guesswork to know when it was time to change their bandages.

Now, with the help of DrySee, the post-op experience can be less stressful. Our innovation allows individuals to return to life after surgery or injury with less restrictions, and more confidence. We believe DrySee can optimize treatment protocols.


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Code: MW-RL
Client IP: 35.222.97.34

*Doctors in the above video are paid actors.

THE PROBLEM

40% of Waterproof Dressings Fail

And this leaves the user at risk for infection (source).

Most of the time, patients are unable to detect if their dressing has been compromised - leaving many returning to get wound sites checked or retreated.

So when it comes to unscheduled call backs and return visits - they often cost both the physicians and their patients additional time and money.


Most bandages don't cover patient needs.
UNREALISTIC EXPECTATIONS
Patients are instructed not to shower so as not to get their wound site or dressings wet.
BROKEN PROMISES
40% of waterproof dressing fail.
CONFUSION & FRUSTRATION
Patients are unable to tell if their dressings have been compromised.

(source)

THE SOLUTION

See the difference in your wound protection

As far as we know - DrySee is the only waterproof bandage that will change color when it gets wet, all before moisture reaches your wound site.

DrySee provides immediate visual confirmation if liquid has compromised the bandage. It is elegantly simple: if the perimeter band or center pad of the bandage is blue, then it is time to change it; if it is white, then the bandage is still secure and does not need to be changed. To us, this means that users can shower without feeling stressed over the uncertainty that their wound is secure. In a recent clinical study, DrySee was preferred 76% over the comparator **clinical study pending publication*.


Upgraded wound
protection for real life

When it comes to our business model, revenue is generated through the sale of our bandages to large distributors and government consumers, along with individual consumers via Amazon and our website.

Size	Pack of 25	Case of 500
2 x 2	Wholesale: $42 Retail: $59.95	Wholesale: $840 Retail: $1,199
4x4	Wholesale: $56 Retail: $79.95	Wholesale: $1,120 Retail: $1,599
5x10	Wholesale: $70 Retail: $99.95	Wholesale: $1,400 Retail: $1,999

THE MARKET

Aiming to disrupt a $2.5 billion advanced dressings market

The US Advanced Wound Care market is expected to grow at a compound annual growth rate of 4.2% - reaching $3.42 billion by 2026. This is primarily due to the increased prevalence of acute and chronic wounds created by the increasing numbers of chronic diseases such as diabetes (source).



Wound Dressing Market
2019—in $Billions
1.3
Traditional Dressings
2.5
Advanced Dressings
2.2
Other
Targeting the $2.46B Advanced Dressing Market.

(source)

For decades, there has been a medical need for a bandage that alerts doctors and patients when it has been saturated, and until DrySee, we feel that no such commercially available dressing has existed.

OUR TRACTION

This year, our Amazon sales have increased month over month - with a 57% total revenue increase since February

This year, our Amazon sales have increased month over month - with a 57% total revenue increase since February. We have added new healthcare distributors to our network in the last 6 months, which, in our view, this growing list of distributors will allow us to make connections with more medical professionals and healthcare workers- hopefully further increasing sales for DrySee.

Along with that, we are expecting our peer-reviewed clinical study and article to be published this summer. We believe this will increase our credibility with distributors and GPO's - and lead to increased re-orders and revenue.

WHY INVEST

Invest in visibly better protection

In our research, no other bandage on the market is offering the same protection that DrySee does.

This is because we believe our liquid-intrusion technology is not available in any other bandage. The potential growth for both DrySee and the advanced dressings market in the coming years is exciting to us, as we have two additional products in our pipeline which will expand our offering in 2023.


A visible advantage in wound care.
FDA REGISTRATION
Class 1 Exempt Device
PATENTS
First patent issued in US, EU & AU in March ‘19. Second Patent issued March ‘20 in US
RECOGNITION
• Named as a 2021 Pepperdine Graiadio Most Fundable Companies semi-finalist from over 3,300 applicants
• Won first place at the Dell Startup Pitch Competition for Houston in July 2022

Our goal for DrySee is to become a household name as well as a go-to product in hospitals across the nation. Invest today, and jump in on what we think will be a breakthrough product with a large market potential while providing better wound protection.

July 2019

DrySee Visibly Better Protection

DrySee Launches!

DrySee began operations as a Delaware C Corporation.

February, 2020

DrySee website launches

DrySee launches website with e-commerce.

March 26, 2019



First Granted US Patent

DrySee, Inc. receives its first Patent: US 10,238,547 B2

March 3, 2020



Second Granted US Patent

DrySee, Inc. receives its second Patent:US 10,575,990 B2

April 2021



Amazon

DrySee begins sales at Amazon.

October, 2022

DrySee clinical study published

A clinical comparison study with DrySee is slated to publish in October, 2022.

November, 2022

DrySee trials high absorbency foam dressing

We hope to be sampling a new foam product in 3Q2022

June 22 , 2021

Third Granted US Patent

DrySee patent covering 2 or more layers with higher tensile strength range.

In the Press

HOUSTON CHRONICLE

CAMPING TODAY

HEALTHCARE PURCHASING NEWS

McKnight's LONG-TERM CARE NEWS

MedEsthetics The Guide for Excellence in Medical Aesthetics

FOX NEWS

SHOW MORE

Meet Our Team





Brad Greer

CEO & Director

Brad Greer has over 20 years of experience in health care, cybersecurity, identity theft, law, litigation, insurance, and government affairs. Greer and five others helped start up the United States' leading identity theft protection Company in 2005. He served as the primary interface for the Company on legislative, administrative and regulatory issues with state and federal government. Over $75MM in private placement and venture capital was raised at the Company during his tenure, and Greer helped increase revenues over 38,400% from 2005 to over $130MM in annual sales in fiscal year 2009.

Greer is a graduate of The University of Texas at Austin where he received a BA in Government. And, he later received a JD from South Texas College of Law.

Walter G. Mayfield

Chairman of the Board

Walter is the Chairman of ther Board of DrySee, Inc.; Chairman of ther Board, and President of Goldston Oil Corporation; He is also the Chairman of GUI Global Products, Ltd.

Inventor with over 20 patents in medical bandages, magnetic switching devices and other technology.

Non Profit Work: Member of the Development Board of UTHealth Houston, Chair of the Advisory Board for UTHealth School of Biomedical Informatics, Trustee and former Board Chair of The Kinkaid School, Board member and former Chair of The Texas Independent Producers and Royalty Owners Association, Management Committee Member and former Chair of US Oil and Gas Association, Former Management Committee Member of Coastal Conservation Association, Senior Council Member St. Martin's Episcopal Church



Marc Etchells

Chief Technology Officer

Marc Etchells brings 30 years of experience in the proprietary materials development and manufacturing business with a medical device & sorbent product focus. He is considered an expert in his field of infection control, medical wound care dressings, and devices. Prior to joining DrySee, Marc co-founded the company ETC Innovation, which owns extensive manufacturing assets and converting capabilities and participates in the field of silicone adhesives and delivery systems for actives. They have development experience enveloping fibers, nonwovens, composites and textiles plus films and foams with specific focus in the Medical Materials, Animal Care and Food Safety markets. Marc holds a BS from the University of Massachusetts and an MS from the Institute of Textile Technology.



Margaretta Snell

Chief Marketing Officer

Margaretta is responsible for the overall marketing strategy and execution for DrySee products and future product lines with a focus on brand awareness, lead generation and partner marketing. Margaretta has 15+ years in the marketing industry, most recently working in the healthcare software. Margaretta received a BA from Southern Methodist University.



Georgia Ann Herpin Baker

Board Director

For the past 30-plus years, Georgia Herpin Baker has traveled the world presenting for competition, and showing horses. She also married to Lovett 'Chip' Baker, Jr. They have a son together; all the while, Georgia has kept up her ferocious pace.

Georgia enjoys training, breeding, presenting for competition, and riding horses over the years. Georgia loves being a horsewoman, and this is, critical to Georgia Baker's philosophy.

Currently, Georgia is a director of Goldston Oil Corporation, and a director of DrySee, Inc.



Lydia Mayfield Abbott

Board Director

Lydia grew up in Houston, Texas. After earning a BBA from The University of Texas at Austin with an emphasis in accounting, she worked for the public accounting firm Ernst & Young in the audit and tax departments before joining Goldston Oil Corporation. She paused her career to raise her family in Washington State. While in Washington she used her skills at nonprofit companies by joining leadership, writing grants, and organizing events. Lydia earned a Certificate in Nonprofit Management, and recently a Certificate in Accounting both from The University of Washington.

Currently, Lydia works in the Human Resources Department of Goldston Oil Corporation, and is a director of DrySee, Inc., director of GUI Global Products, Ltd., and a director of Goldston Oil Corporation.



Jack H. Mayfield, III

Board Director

Jack was born and raised in Houston, Texas. In 1985, Jack graduated from the University of Texas with a BBA majoring in Accounting, and thereafter worked for Cotton & Company, a CPA firm in Alexandria, Virginia,. After becoming a Certified Public Accountant, he graduated from the University of Houston Law Center and thereafter worked for Butler & Binion in Houston as an attorney practicing Corporate & Securities Law, focusing on public offerings, mergers and acquisitions.

Currently, Mr. Mayfield is the president and founder of Mayfield Publishing Company, which sponsors Legalbitstream.com, a federal tax law research facility. Mr. Mayfield also is a director of DrySee, Inc., and Goldston Oil Corp, a closely held oil and gas exploration and production company.

Offering Summary

Company	DrySee, Inc.
Corporate Address	1819 Saint James Place, Suite 300, Houston, TX 77056
Offering Minimum	$9,999.36
Offering Maximum	$999,998.40
Minimum Investment Amount (per investor)	$249.60

Terms

Offering Type	Equity
Security Name	Class A Common Stock
Minimum Number of Shares Offered	10,416
Maximum Number of Shares Offered	1,041,665
Price per Share	$0.96
Pre-Money Valuation	$9,936,994.56

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time Based Perks

Friends and Family Early Birds

Invest within the first 48 hours, and receive 15% bonus shares.

Super Early Bird Bonus

Invest in the first week, and receive 10% bonus shares.

Early Bird Bonus

Invest in the first month, and receive 5% bonus shares.

Amount Based Perks

$500+ | Silver

Invest $500+ and receive access to a private Facebook Group

$1,000+ | Gold

Invest $1,000+ and receive access to a private Facebook Group + 5% Bonus Shares.

$2,500+ | Platinum

Invest $2,500+ and receive access to a private Facebook Group + 10% Bonus Shares.

$5,000+ | Premier All Star

Invest $5,000+ and receive access to a private Facebook Group + 15% Bonus Shares.

$10,000+ | GlobalPremier All Star

Invest $10,000+ and receive access to a private Facebook Group + 18% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

DrySee, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.96/ share, you will receive and own 110 shares of Class A Common Stock for $96.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Header Video Script

Hi, I'm Brad Greer, the CEO of DrySee. We are the first wound care product on the market with patented liquid indication technology. Unlike conventional dressings, if the waterproof DrySee bandage gets wet, it turns blue. This lets the patient or the caregiver know that it's time to replace your bandage.

DrySee can reduce the potential for surgical and wound site infections or contamination. How do you know we are up for the challenge of entering the two and a half billion dollar advanced dressings market?

First, we own the intellectual property and have been granted two global patents. Our Amazon sales reached over $100,000 in just the first year. In a recent clinical trial, 76% of the participants preferred DrySee over the waterproof 3M Tegaderm.

Invest in DrySee. It's visibly better protection.

Campaign page Embedded Video Script

[Insert here]

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Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DRYSEE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF MARCH, A.D. 2022, AT 11:23 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1805

7499618 8100
SR# 20221249036

Authentication: 203060177
Date: 03-31-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:23 AM 03/31/2022
FILED 11:23 AM 03/31/2022
SR 20221249036 - File Number 7499618

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DRYSEE, INC.

In accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the "***DGCL***"), DrySee, Inc., a Delaware corporation (the "***Corporation***") adopts this Second Amended and Restated Certificate of Incorporation (this "***Restated Certificate***") to replace the Corporation's existing Certificate of Incorporation (as previously amended, restated or otherwise modified from time to time, the "***Existing Certificate***"), effective as of the date set forth herein. The Corporation was originally formed under the laws of the State of Delaware by the filing of the initial Certificate of Incorporation on July, 3, 2019. Upon the recommendation of the directors of the Corporation (the "***Directors***"), and pursuant to the applicable provisions of the DGCL, including (without limitation) Sections 222, 242 and 245, the Directors and the shareholders of the Corporation (the "***Shareholders***") have approved the adoption of this Restated Certificate to replace the Existing Certificate in its entirety.

1. **Name**. The name of the Corporation is DrySee, Inc.

2. **Registered Office and Registered Agent**. The name and address of the registered agent for service of process of the Corporation in the State of Delaware is The Corporation Trust Company at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

3. **Purpose**. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. **Authorized Shares**. The total amount of stock the Corporation is authorized to issue is eighteen million eight hundred one thousand eight hundred (18,801,800) shares of common stock with a par value of $0.0001 per share (the "***Common Stock***"). The Common Stock shall consist of three (3) classes of stock: (a) fifteen million (15,000,000) shares of authorized Common Stock, with certain liquidation, voting and other rights and restrictions as may be determined by resolution adopted by the Directors (the "***Class A Common Stock***"), (b) one million seven hundred fifty thousand (1,750,000) shares of Common Stock, with certain liquidation, voting and other rights and restrictions as may be determined by resolution adopted by the Directors (the "***Class B Common Stock***"), and (c) two million fifty-one thousand eight hundred (2,051,800) shares of authorized Common Stock, with certain liquidation, voting and other rights and restrictions as may be determined by resolution adopted by the Directors (the "***Class C Common Stock***"). The Class A Common Stock and Class B Common Stock may be issued and in fractional shares to the Shareholders. Each outstanding share of Class A Common Stock, Class B Common Stock and Class C Common Stock will shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of the Shareholders. No Shareholder shall have the right to cumulate his, her or its votes, as such right is hereby expressly denied.

5. **Preemptive Rights**. The Shareholders shall not have the preemptive right to acquire additional, unissued or treasury shares of the Corporation, or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of Common Stock or any other class of stock in the Corporation.

6. **Board of Directors**. The number of Directors of the Corporation and their qualifications shall be fixed or determined by, or in the manner provided in, the Bylaws of the Corporation. Election of

Directors at an annual or special meeting of the Shareholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

7. **Limitation of Director's Liability**. No Director shall be personally liable to the Corporation or its Shareholders for monetary damages for any breach of fiduciary duty by such Director as a Director. Notwithstanding the foregoing sentence, a Director shall be liable to the extent provided by applicable law, (i) for breach of the Director's duty of loyalty to the Corporation or its Shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the Director derived an improper personal benefit. No amendment to or repeal or modification of this **Article 7** shall apply to or increase the liability or alleged liability of any Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment.

8. **Indemnification of Directors and Officers**. To the fullest extent permitted by the DGCL and other applicable law, the Corporation is authorized to provide indemnification of, and advancement of expenses to, any present and former Directors, officers, employees and other agents of the Corporation and any other persons to which the DGCL permits this Corporation to provide indemnification. No amendment to or repeal or modification of this **Article 8** shall adversely affect any right or protection of a Director, officer, employee or other agent of this Corporation existing at the time of such repeal or modification.

9. **Amendments to the Restated Certificate and Bylaws**. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation. Except as otherwise provide in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind this Restated Certificate and the Bylaws of the Corporation.

10. **Effective Date**. This Restated Certificate shall be effective as of March 31, 2022 (the "***Effective Date***").

IN WITNESS WHEREOF, the undersigned has executed this Restated Certificate on behalf of the Corporation to be effective as of the Effective Date.

DRYSEE, INC., a Delaware corporation

DocuSigned by:

By: Walter G. Mayfield

Name: Walter G. Mayfield

Title: Chairman of the Board

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 22 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 6, 2022.

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Smart IOPS
SMART IOPS | *Making Data Alive™*
https://smartiops.com/

Description of Business
Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022

versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.
- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

Team
Ashutosh Das: President and CEO, LinkedIn
Manuel D'Abreu: Senior VP and Chief Scientist, LinkedIn

StorEn Technologies, Inc.
StorEn Technologies | *Renewable Energy Storage*
https://www.storen.tech/

Description of Business
StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn is has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

Team
John Davis: CEO, Treasurer & Director, LinkedIn
Angelo D'Anzi: Founder, CTO, & Director, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+

customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

HeatGen
HeatGen | *Your Favorite Drinks and Soups, Hot When You Want*
https://www.poweredbyheatgen.com

Description of Business
HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two

premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2022.

Reasons to Invest

- Consumers love the ability to heat their favorite premium ready-to-drink beverages on demand, expanding use opportunities and meeting their active lifestyles.
- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).
- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

Team
Mark Turner: CEO and President, LinkedIn
Matt Gase: Director, LinkedIn

Vantage Sports
Vantage Sports | *Play it Forward*
https://www.vantagesports.com

Description of Business
Vantage Sports is a marketplace connecting college athletes to youth athletes, whether it's private sports training or advice on the college recruiting process. Our platform gives college athletes an opportunity to earn income, while passing their skills and knowledge of the game to the next generation. We are currently in the market regionally with our service and plan to expand nationally.

Reasons to Invest

- As the NIL has begun allowing college athletes to earn a profit, we believe we are one of the early leaders in a brand new market, already working with 500+ college athletes at top SEC and ACC schools and have established a partnership with INFLCR as part of their global exchange program. (source)
- The youth and high school sports industry was a $15 billion industry in 2017 and via our marketplace model, we strive to command a large percentage of that. (source)
- We believe we are uniquely positioned to own a large share of the vertical of sports training market, building a platform for an extremely broad range of nearly 500,000 college athletes to start earning income.

Team
Matthew Perper: Technical Co Founder, LinkedIn
Patrick Johnson: Co-Founder and CEO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We

have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Verispellis
Verispellis | *ONE SKI AT YOUR CONTROL FOR ALL CONDITIONS.*
https://www.verispellis.com

Description of Business
Verispellis is a high-tech, active ski and snowboard platform that allows the user to "tune" ski performance based on weather and snow conditions and performance objectives. We believe we are creating one of the first major technology innovations since parabolic skis and deeper side-cuts in the 90s. With three patents, a fourth patent underway, and a 4th generation prototype, we anticipate targeting commercial introduction for the 2022/2023 ski season.

Reasons to Invest

- We have created one of the first pairs of skis / snowboards instrumented with digital, electronics & metallurgical technology to change physical performance characteristics on demand.
- The global ski gear and equipment market was valued at around $1.22 billion U.S. dollars in 2018, and was forecast to reach about $1.74 billion U.S. dollars by 2028 (source).
- Led by an experienced team with previous exits and deep industry knowledge.

Team
Ara Nazarian: President, LinkedIn
Edward Rodriguez: Treasurer, LinkedIn

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.

- We believe CertainTo may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | *Signal-Boosting Smartphone Cases*
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn
Stellaris
Stellaris | *Smart Photovoltaic Windows*
https://www.clearpower.energy

Description of Business
Stellaris is developing ClearPower™, a fully-transparent, electricity-generating window. With its high power-density and transparency, ClearPower™ is uniquely designed to meet the urgent need for buildings to generate their own green electricity and stop using fossil fuels for heating. Our goal is to enable every window to be a power plant. Stellaris is currently pre-revenue and its technology is patent-pending.

Reasons to Invest:

- The high transparency and power output per unit area of ClearPower™ has garnered enthusiastic letters of support from major glass manufacturers for its promising technology within the photovoltaic industry.
- The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% CAGR) and is projected to reach $13B by 2028.*
- Stellaris currently holds three patents for photovoltaic device technology and has accrued more than fifteen years of experience developing solar

photovoltaic (PV) equipment, during which we became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program.

Team
James B. Paull: CEO, President, and Director, LinkedIn
James W. Paull: Director and Treasurer, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*
https://www.massagerobotics.com

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- Google believes in our vision. Google invested both their money and engineers. For two years, Google supported the development of Machine Learning, AI, and Natural Language Processing for our robot.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

–

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*
https://drysee.com

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.
- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn

Dennis Egen: CTO & Director, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing

field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and

has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team

Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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